KRAMER LEVIN NAFTALIS & FRANKEL LLP

                            Abbe L. Dienstag
                            Partner
                            Phone  212-715-9280
                            Fax  212-715-8280
                            adienstag@KRAMERLEVIN.com

               January 5, 2009

VIA EDGAR
Securities and Exchange Commission
Office of Mergers and Acquisitions
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Mail Stop 3628

Attn:  Perry J. Hinden, Esq., Special Counsel

Re:	Telular Corporation Preliminary Proxy Statement on Schedule 14A
Filed on December 24, 2008 by Simcoe Partners, L.P. and Jeffrey Jacobowitz File No. 000-23212

Dear Mr. Hinden:

On behalf of our client, Simcoe Partners, L.P., we provide Simcoe’s responses to the comments of the Staff of the Office of Mergers and Acquisitions, Division of Corporation Finance of the Securities and Exchange Commission in its letter to the undersigned, dated December 31, 2009, with respect to Simcoe’s soliciting material under Rule 14a-12 of the Securities Exchange Act of 1934, as amended, filed with the Commission on December 24, 2006 in connection with the 2009 annual meeting of shareholders of Telular Corporation.

This letter sets forth Simcoe’s responses to the staff’s comments.  For your convenience, the staff’s comments contained in the comment letter have been restated below in their entirety, with the responses to each comment set forth immediately under the comment.  The headings and numbered paragraphs in this letter correspond to the headings and numbered paragraphs of the comment letter.

Please note that Simcoe is filing via EDGAR its revised preliminary proxy statement with respect to its solicitation of proxies.  Page numbers refer to the revised preliminary proxy material that is being filed today by Simcoe with the Commission.

1177 Avenue of the Americas     New York NY 10036-2714     Phone 212.715.9100    Fax 212.715.8000    www.kramerlevin.com

also at 47 Avenue Hoche    75008 Paris France

Securities and Exchange Commission
Division of Corporate Finance
January 5, 2009

Proxy Statement

General

1.
Please revise the face page of the Schedule 14A above the heading Name of Person(s) Filing Proxy Statement, if other than the Registrant,” to include Mr. Timothy Bernlohr, who is also deemed a participant under the proxy rules. See Instruction 3 to Item 4 of Schedule 14A for a definition of the term ‘‘participant’’ and refer to Rule 14a-101 for the disclosure required on the cover page of a proxy statement.

The face page of the Schedule 14A has been revised in response to the Staff’s comment.

2.
We note references throughout your proxy statement that the filing persons together own approximately 5.1 % of the Company’s common stock. Please reconcile this amount with disclosure in the Schedule 13D filed on December 1, 2008.

The percentage of the outstanding shares owned by the filing persons reported in the Schedule 13D filed on December 1, 2008 was based upon 18,960,612 shares outstanding on September 30, 2008, as indicated by the Company in its press release issued on November 6, 2008 and filed in a Current Report on Form 8-K on November 12, 2008.  The percentage in the proxy statement was based 18,466,876 shares outstanding on December 8, 2008, as indicated by the Company in its Annual Report on Form 10-K filed on December 15, 2008.

As I noted in my voicemail to Mr. Hinden on Friday January 2, 2009, the Company has misrepresented the percentage of the outstanding shares owned by Simcoe and affiliates (Mr. Jacobowitz and his wife) in its definitive proxy materials filed with the Commission on Friday.  The Company’s definitive materials (at page 7; “Security Ownership of Certain Beneficial Owners and Management”) state that Simcoe and affiliates beneficially own 4.67% of the outstanding shares as of the record date.  This would imply 20.3 million shares outstanding, when the Company acknowledges (at page 1) that the number of shares outstanding on the record date was 18,466,876.  The difference between the actual ownership percentage of Simcoe and its affiliates of 5.1% and the 4.67% reported by the Company is not inconsequential.  The 5% threshold is a meaningful psychological mark that we believe demonstrates the commitment to a significant equity investment in the Company being made by Simcoe.  We respectfully request that the Staff require the Company to fix the error in its materials.

3
Please revise your proxy statement and proxy card to make clear whether the five persons listed in the proxy materials and on the proxy card as being nominated by management of the Company have consented to being named in the proxy statement.  Refer to Exchange Act Rule 14a-4(d) and section II.I of Exchange Act Release No. 31326 (October 16, 1992) for guidance. The rule specifies that a person shall not be deemed to be a bona fide nominee and shall not be named as such unless that person has consented to be named in the proxy statement. The proper means of presenting a short slate, as set forth in Rule 14a-4(d), is to represent that you

Securities and Exchange Commission
Division of Corporate Finance
January 5, 2009

will vote for the company’s nominees other than those you specify, and to provide a means for security holders to withhold authority with respect to any other company nominee by writing the name of that nominee on the form of proxy.

The proxy statement and proxy card have been revised in response to the Staff’s comment.  See pages 1, 4 (under “Election of Directors”), 6-7 (under “Company nominees”) and 10 (“How will my shares be voted”) of the proxy statement and the form of proxy card.  The Staff should note that Simcoe has changed one of the directors who will be excluded from the Company nominees in whose favor the Simcoe proxies are committed to vote.

4.	Revise the cover page of the proxy statement to identify the term of office for the open director positions and class of director, if any, in which the nominees would serve if elected.

The cover page of the proxy statement has been revised in response to the Staff’s comment.

Other Matters. page 10

5.
We note that the disclosure refers security holders to information that the filing persons are required to provide and will be contained in the Company’s proxy statement for the annual meeting. We presume that the filing persons are relying upon Exchange Act Rule 14a-5(c) to refer to this information. If so, please note that we believe that reliance upon Rule 14a-5(c) before the Company distributes the information to security holders would be inappropriate. If the filing persons disseminate their proxy statement prior to the distribution of the Company’s proxy statement, they must undertake to provide the omitted information to security holders. Please advise as to their intent in this regard.

It is Simcoe’s intention to rely on Rule 14a-5(c) and not to disseminate its materials until the Company distributes its materials.

*  *  *  *  *

If you have any questions or comments regarding the responses set forth herein, please call me at (212) 715-9280.

Very truly yours,

/s/ Abbe L. Dienstag

Abbe L. Dienstag

cc:           Mr. Jeffrey Jacobowitz